SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 IEH CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.50 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                 (CUSIP Number)

        ROBERT KNOTH, 140 58TH STREET, SUITE 8E, BROOKLYN, NEW YORK 11220
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JUNE 23, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. ________________                                    Page 2 of 4 pages
--------------------------------------------------------------------------------

=========== ====================================================================

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MICHAEL OFFERMAN                                       S.S.:

----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                       (b)  [_]
            N/A

----------- --------------------------------------------------------------------

    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF

----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [_]

            N/A

----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES CITIZEN

----------- --------------------------------------------------------------------

                            7     SOLE VOTING POWER

                                  1,450,184

                         -------- ----------------------------------------------

       NUMBER OF            8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 43,600
       OWNED BY
         EACH            -------- ----------------------------------------------
       REPORTING
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH
                                  1,450,184

                         -------- ----------------------------------------------

                           10     SHARED DISPOSITIVE POWER

                                  43,600

----------- --------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,493,784 (1)

----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                [_]

----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            64.8% (1)

----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            IN

=========== ====================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents 1,450,184 shares of the $.50 par value Common Stock of IEH Corporation ("IEH") solely owned by Michael Offerman and 43,600 shares of the Common Stock of IEH jointly owned by Mr. Offerman and his wife Gail Offerman. As of June 23, 2001, there were 2,303,468 shares of Common Stock of IEH issued and outstanding.

Item 1.  Security and Issuer

     This statement on Schedule 13D (this "Statement") relates to the purchase by Michael Offerman, President and Chief Executive Officer of IEH Corporation ("IEH"), of 547,000 shares of the Common Stock of IEH, $.50 par value per share. IEH is a New York corporation with its principal executive office located at 140 58th Street, Suite 8E, Brooklyn, New York 11220.

Item 2.  Identity and Background

     The full name of the natural person filing this Statement is Michael Offerman. Mr. Offerman is the President, Chief Executive Officer and a director of IEH, a New York corporation. IEH is engaged in the design, development, manufacture and distribution of high performance electronic printed circuit connectors and specialized interconnection devices. Electronic connectors and interconnection devices are used to provide connections between electronic component assemblies. The Company develops and manufactures connectors which are designed for a variety of high technological and high performance applications. The address of IEH's principal business and executive offices is 140 58th Street, Suite 8E, Brooklyn, New York 11220.

     Michael Offerman is not required to disclose legal proceedings pursuant to Items 2(d) and 2(e) of Schedule 13D. Michael Offerman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The June 23, 2001 purchase by Michael Offerman of 547,000 shares of the Common Stock of IEH for an aggregate purchase price of $82,050 was funded from the personal funds of Michael Offerman.

Item 4.  Purpose of Transaction

     On June 23, 2001, Gerard Deiss, a natural person, and Michael Offerman, a natural person, entered into a share purchase agreement (the "Share Purchase Agreement"), whereby Mr. Deiss, the owner of 547,000 shares (the "Shares") of the Common Stock of IEH, agreed to sell the Shares to Mr. Offerman, and Mr. Offerman agreed to purchase the Shares. The agreed purchase price is $82,050. The acquisition of the Common Stock of IEH by Michael Offerman is for investment purposes.

     Responses to the specific requests of Item 4 are as follows:

     (a)  Not applicable.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j) Michael Offerman currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of
          Schedule 13D (although Mr. Offerman reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As a result of the Share Purchase Agreement described above, Michael Offerman may be deemed the beneficial owner of 1,493,784 shares of the Common Stock of IEH, $.50 par value per share. Mr. Offerman has the sole power to vote and dispose of 1,450,184 shares of the Common Stock of IEH and the shared power to vote and dispose of 43,600 shares of the Common Stock of IEH. Mr. Offerman's ownership of 1,493,784 shares of the Common Stock of IEH constitutes approximately 64.8% of the issued and outstanding shares of the Common Stock of IEH based on the number of shares of IEH Common Stock outstanding as of June 23, 2001.

     (c) Other than the Share Purchase Agreement described above, no transactions in the class of securities reported have been effected during the past sixty days by Michael Offerman.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of IEH reported on herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Other than the Share Purchase Agreement described above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of IEH, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     There are no exhibits required to be filed pursuant to Item 7 of Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 5, 2001                                  /s/  Michael Offerman
                                        -----------------------------------
                                                   Michael Offerman